

07006903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE
8- 67298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/5/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richmond Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Richmond Avenue
(No. and Street)

Staten Island (City) NY (State) 10314 (Zip Code)

SEC MAIL PROCESSING SECTION
FEB 26 2007
WASHINGTON, D.C.
156

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano 800-657-0322
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name - if *individual, state last, first, middle name*)

485 Underhill Blvd., Ste. 100 (Address) Syosset (City) NY (State) 11791 (Zip Code)

PROCESSED
APR 23 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHMOND SECURITIES, LLC, as of DECEMBER 31 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE PHILIS
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01PH6144764
My Commission Expires April 24, 2010



Signature

President



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)

FINANCIAL STATEMENT

FOR THE PERIOD
JANUARY 5, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS



MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Richmond Securities, LLC
(A Limited Liability Company)
(A Development-Stage Company)
Staten Island, New York

We have audited the accompanying statement of financial condition of Richmond Securities, LLC, a Development-Stage Company, at December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the period January 5, 2006 (date of inception) through December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richmond Securities, LLC , a Development-Stage Company, at December 31, 2006, and the results of its operations and its cash flows for the period January 5, 2006 (date of inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 21, 2007

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS:	
Cash	$90,607
Other assets	355
Total Assets	**$90,962**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	3,100
MEMBER'S EQUITY	
Member's Equity	87,862
Total Liabilities and Member's Equity	**$90,962**

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 5, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

REVENUES:	
Interest income	2,108
	2,108
OPERATING EXPENSES:	
Salaries, commissions and related expenses	4,000
Regulatory fees	5,680
Other operating expenses	4,885
Communications and data processing	260
Professional fees	3,000
Office expenses	307
	18,132
NET LOSS	**($16,024)**

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 5, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

	Member's Equity
Balance January 1, 2006	$ -0-
Capital contributions	103,886
Net loss	(16,024)
Balance December 31, 2006	$87,862

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 5, 2006 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	($16,024)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in other assets	(355)
Increase in accounts payable, accrued expenses and other liabilities	3,100
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(13,279)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Capital contributions received	103,886
NET CASH PROVIDED BY FINANCING ACTIVITIES	103,886
NET INCREASE IN CASH	90,607
CASH, BEGINNING OF YEAR	-0-
CASH, END OF YEAR	$90,607

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION

Richmond Securities, LLC ("The Company") was organized in New York on January 5, 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission of the National Association of Securities Dealers, Inc. (The "NASD") and the Securities Investor Protection Corporation (The "SIPC"). The Company is owned by AGIS Holding, LLC and is scheduled to dissolve on December 31, 2046.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development-Stage Operations

The Company was formed in Staten Island on January 5, 2006. The Company is currently in the development stage and has been relatively inactive from its inception through December 31, 2006.

Basis of Presentation

The Company will operate primarily as an introducing broker and will engage in the business of providing brokerage services for customers. As a matter of normal business practice, the Company will not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2006, the Company did not have cash or cash equivalent balances at risk.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

3 - NET CAPITAL REQUIREMENTS

The Company will be subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $87,507 which was $82,507 in excess of its minimum net capital of $5,000. The Company's net capital ratio was .04 to 1.

4 - COMMITMENTS AND CONTINGENCIES

The Company will be contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

5 - CONCENTRATION OF CREDIT RISK

Customer transactions will be cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company will be entering into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy will be to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company will have a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2006, no customer accounts have been opened.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total member's equity	$87,862
Less: Non allowable assets	
Other assets	355
Net Capital	87,507
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED	
Minimum net capital required 6-2/3% of $3,100 pursuant to Rule 15C3-1	207
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	5,000
EXCESS NET CAPITAL	82,507
EXCESS NET CAPITAL AT 1,000 %	87,197
AGGREGATE INDEBTEDNESS	3,100
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.04

See independent auditors' report.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE PERIOD JANUARY 5, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	Audited	Focus Report Unaudited	Difference
CURRENT ASSETS:			
Cash	$ 90,607	$ 90,607	$ -0-
Other assets	355	355	-0-
Total Assets	$ 90,962	$ 90,962	$ -0-

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited	Difference
LIABILITIES			
Accounts payable, accrued expenses and other liabilities	$ 3,100	$ -0-	(a)$ 3,100
Total Liabilities	3,100	-0-	3,100
MEMBER'S EQUITY			
Total member's equity	87,862	90,962	(a)$ (3,100)
Total Liabilities and Member's Equity	$ 90,962	$ 90,962	$ -0-

(a) Adjustment for accrued expenses.

See independent auditors' report.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2006

Net capital as reported on the Focus Report, Part IIA	$ 90,607
Adjustments	(3,100)
Net capital as adjusted and as reported per audited financial statements	$ 87,507

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Richmond Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Richmond Securities, LLC
(A Limited Liability Company)
(A Development-Stage Company)
Staten Island, New York

In planning and performing our audit of the financial statements of Richmond Securities, LLC, a Development-Stage Company, ("The Company") for the period January 5, 2006 (date of inception) through December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.



MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 21, 2007

END